

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 21, 2008

Mr. Wayne Schoonmaker, Chief Financial Officer
Independence Lead Mines Company
P. O. Box 717
Wallace, Idaho 83873

> **Re: Independence Lead Mines Company**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 1-316**

Dear Mr. Schoonmaker:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief

cc: Charles A. Cleveland